SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 7)


                             FUQUA ENTERPRISES, INC.
                        (formerly Vista Resources, Inc.)
                        --------------------------------
                                (Name of Issuer)



                     Common Stock, par value $2.50 per share
                     ---------------------------------------
                         (Title of Class of Securities)



                                   361022-10-6
                                   -----------
                                 (CUSIP Number)



                                  J. Rex Fuqua
                               One Atlantic Center
                           1201 West Peachtree Street
                                   Suite 5000
                             Atlanta, Georgia 30309
                            Telephone: (404) 815-2000
- --------------------------------------------------------------------------------
  (Name, Address, and Telephone Number of Person Authorized to Receive Notices
                               and Communications)





                                September 5, 1997
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].

- ------------------------------
CUSIP NO.        361022-10-6
- ------------------------------


- --------------------------------------------------------------------------------


1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 J. B. Fuqua

- --------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
                                                               (a)    X
                                                                  -----
                                                               (b)
                                                                  -----

- --------------------------------------------------------------------------------
3.       SEC Use Only

- --------------------------------------------------------------------------------
4.       Source of Funds

         Not applicable.

- --------------------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant
         to Item 2(d) or 2(e)
                                                                  --------

- --------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

            United States

- --------------------------------------------------------------------------------
Number of                                  7.      Sole Voting Power
Shares                                                      693,917
Beneficially                                       --------------------------
Owned by                                   8.      Shared Voting Power
Each Reporting                                              435,698
Person With                                        --------------------------
                                           9.      Sole Dispositive Power
                                                            693,917
                                                   --------------------------
                                           10.     Shared Dispositive Power
                                                            435,698
                                                   --------------------------

- --------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         J. B. Fuqua may be deemed to own beneficially (through the power to direct the vote and disposition thereof) 1,129,615 shares of the Common Stock (372,232 individually, 160,843 as trustee for The Jennifer Calhoun Fuqua Trust, 160,842 shares as trustee for The Lauren Brooks Fuqua Trust, 69,698 as an officer and director of The J. B. Fuqua Foundation, Inc., and 366,000 as an officer and director of Fuqua Holdings, Inc.).

- --------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                        --------


- --------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         Approximately 25.2%

- --------------------------------------------------------------------------------
14.      Type of Reporting Person

         IN

- --------------------------------------------------------------------------------

- ----------------------------------
CUSIP NO.        361022-10-6
- ----------------------------------

- --------------------------------------------------------------------------------

1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 J. Rex Fuqua

- --------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
                                                                 (a)    X
                                                                    -----
                                                                 (b)
                                                                    -----

- --------------------------------------------------------------------------------
3.       SEC Use Only

- --------------------------------------------------------------------------------
4.       Source of Funds

         Not Applicable

- --------------------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant
         to Item 2(d) or 2(e)
                                                                 ---------

- --------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

            United States

- --------------------------------------------------------------------------------
Number of                                  7.      Sole Voting Power
Shares                                                      310,142
Beneficially                                       --------------------------
Owned by                                   8.      Shared Voting Power
Each Reporting                                              435,698
Person With                                        --------------------------
                                           9.      Sole Dispositive Power
                                                            310,142
                                                   --------------------------
                                           10.     Shared Dispositive Power
                                                            435,698
                                                   --------------------------

- --------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         J. Rex Fuqua may be deemed to own beneficially (through the power to direct the vote and disposition thereof) 745,840 shares of the Common Stock (310,142 individually, 69,698 as an officer and director of The J. B. Fuqua Foundation, Inc. and 366,000 as an officer and director of Fuqua Holdings, Inc.).

- --------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                        --------


- --------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         Approximately 16.6%

- --------------------------------------------------------------------------------
14.      Type of Reporting Person

         IN

- --------------------------------------------------------------------------------

- ----------------------------------
CUSIP NO.        361022-10-6
- ----------------------------------


- --------------------------------------------------------------------------------

1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Fuqua Holdings, Inc.

                  IRS I.D. No. 58-2185727
- --------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
                                                                  (a)    X
                                                                     -----
                                                                  (b)
                                                                     -----

- --------------------------------------------------------------------------------
3.       SEC Use Only

- --------------------------------------------------------------------------------
4.       Source of Funds

         Not applicable.

- --------------------------------------------------------------------------------
5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

                                                                  --------

- --------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

            Georgia

- --------------------------------------------------------------------------------
Number of                                  7.      Sole Voting Power
Shares                                                      366,000
Beneficially                                       --------------------------
Owned by                                   8.      Shared Voting Power
Each Reporting                                              0
Person With                                        --------------------------
                                           9.      Sole Dispositive Power
                                                            366,000
                                                   --------------------------
                                           10.     Shared Dispositive Power
                                                            0
                                                   --------------------------

- --------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         Fuqua Holdings, Inc., the general partner of Fuqua Holdings - I, L.P., may be deemed to own beneficially (through the power of its sole directors and shareholders, J. B. Fuqua and J. Rex Fuqua, to direct the vote and disposition thereof) 366,000 shares of the Common Stock.

- --------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                        --------


- --------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         Approximately 8.2%

- --------------------------------------------------------------------------------
14.      Type of Reporting Person

         CO

- --------------------------------------------------------------------------------

- ----------------------------------
CUSIP NO.        361022-10-6
- ----------------------------------


- --------------------------------------------------------------------------------

1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 Fuqua Holdings - I, L.P.

                 IRS I.D. No. 58-2185724
- --------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
                                                                   (a)    X
                                                                      -----
                                                                   (b)
                                                                      -----

- --------------------------------------------------------------------------------
3.       SEC Use Only

- --------------------------------------------------------------------------------
4.       Source of Funds

         Not applicable.

- --------------------------------------------------------------------------------
5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

                                                                  --------

- --------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

            Georgia

- --------------------------------------------------------------------------------
Number of                                  7.      Sole Voting Power
Shares                                                      366,000
Beneficially                                       --------------------------
Owned by                                   8.      Shared Voting Power
Each Reporting                                              0
Person With                                        --------------------------
                                           9.      Sole Dispositive Power
                                                            366,000
                                                   --------------------------
                                           10.     Shared Dispositive Power
                                                            0
                                                   --------------------------

- --------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         Fuqua Holdings - I, L.P. may be deemed to own beneficially (through the power of J. B. Fuqua and J. Rex Fuqua as the sole directors and shareholders of Fuqua Holdings, Inc., the general partner of Fuqua Holdings-I, L.P., to direct the vote and disposition thereof) 366,000 shares of the Common Stock.

- --------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                       --------

- --------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         Approximately 8.2%

- --------------------------------------------------------------------------------
14.      Type of Reporting Person

         PN
- --------------------------------------------------------------------------------

- ----------------------------------
CUSIP NO.        361022-10-6
- ----------------------------------

- --------------------------------------------------------------------------------

1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 The Jennifer Calhoun Fuqua Trust
                 IRS I.D. No. 58-6163768

- --------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
                                                                   (a)    X
                                                                      -----
                                                                   (b)
                                                                      -----

- --------------------------------------------------------------------------------
3.       SEC Use Only

- --------------------------------------------------------------------------------
4.       Source of Funds

         Not applicable.

- --------------------------------------------------------------------------------
5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

                                                                  --------

- --------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

            Georgia

- --------------------------------------------------------------------------------
Number of                                  7.      Sole Voting Power
Shares                                                      160,843
Beneficially                                       --------------------------
Owned by                                   8.      Shared Voting Power
Each Reporting                                              0
Person With                                        --------------------------
                                           9.      Sole Dispositive Power
                                                            160,843
                                                   --------------------------
                                           10.     Shared Dispositive Power
                                                            0
                                                   --------------------------

- --------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         The Jennifer Calhoun Fuqua Trust may be deemed to own beneficially (through the power of its sole trustee, J. B. Fuqua, to direct the vote and disposition thereof) 160,843 shares of the Common Stock.

- --------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                        --------


- --------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         Approximately 3.6%

- --------------------------------------------------------------------------------
14.      Type of Reporting Person
         OO

- --------------------------------------------------------------------------------

- -----------------------------------
CUSIP NO.        361022-10-6
- -----------------------------------


- --------------------------------------------------------------------------------

1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 The Lauren Brooks Fuqua Trust
                 IRS I.D. No. 58-6163767

- --------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
                                                                (a)    X
                                                                   -----
                                                                (b)
                                                                   -----

- --------------------------------------------------------------------------------
3.       SEC Use Only

- --------------------------------------------------------------------------------
4.       Source of Funds

         Not applicable.

- --------------------------------------------------------------------------------
5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

                                                                        --------

- --------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

            Georgia

- --------------------------------------------------------------------------------
Number of                                  7.      Sole Voting Power
Shares                                                      160,842
Beneficially                                       --------------------------
Owned by                                   8.      Shared Voting Power
Each Reporting                                              0
Person With                                        --------------------------
                                           9.      Sole Dispositive Power
                                                            160,842
                                                   --------------------------
                                           10.     Shared Dispositive Power
                                                            0
                                                   --------------------------

- --------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         The Lauren Brooks Fuqua Trust may be deemed to own beneficially (through the power of its sole trustee, J. B. Fuqua, to direct the vote and disposition thereof) 160,842 shares of the Common Stock.

- --------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                       --------


- --------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         Approximately 3.6%

- --------------------------------------------------------------------------------
14.      Type of Reporting Person
         OO

- --------------------------------------------------------------------------------

- ----------------------------------
CUSIP NO.        361022-10-6
- ----------------------------------


- --------------------------------------------------------------------------------

1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 The J. B. Fuqua Foundation, Inc.
                 IRS I.D. No. 23-7122039

- --------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
                                                                  (a)    X
                                                                     -----
                                                                  (b)
                                                                     -----

- --------------------------------------------------------------------------------
3.       SEC Use Only

- --------------------------------------------------------------------------------
4.       Source of Funds

         Not applicable.

- --------------------------------------------------------------------------------
5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

                                                                        --------

- --------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

            Georgia

- --------------------------------------------------------------------------------
Number of                                  7.      Sole Voting Power
Shares                                                      69,698
                                                   -----------------------------
Beneficially                               8.      Shared Voting Power
Owned by                                                    0
                                                   -----------------------------
Each Reporting                             9.      Sole Dispositive Power
Person With                                                 69,698
                                                   -----------------------------
                                           10.     Shared Dispositive Power
                                                            0
                                                   -----------------------------

- --------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         The J. B. Fuqua Foundation, Inc. may be deemed to own beneficially (through the power of its directors and officers to direct the vote thereof) 69,698 shares of the Common Stock.

- --------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                        --------


- --------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         Approximately 1.6%

- --------------------------------------------------------------------------------
14.      Type of Reporting Person
         CO

- --------------------------------------------------------------------------------

         This Amendment No. 7 ("Amendment No. 7") amends the Schedule 13D, dated March 27, 1989 (the "Schedule 13D"), of J. B. Fuqua, J. Rex Fuqua, Fuqua Holdings, Inc., Fuqua Holdings - I, L.P., The Jennifer Calhoun Fuqua Trust, The Lauren Brooks Fuqua Trust, and The J. B. Fuqua Foundation, Inc. (collectively, the "Reporting Persons"), with respect to the common stock, par value $2.50 per share (the "Common Stock"), of Fuqua Enterprises, Inc. (formerly Vista Resources, Inc.), a Delaware corporation (the "Issuer"), as set forth below.


ITEM 4.  PURPOSE OF TRANSACTION

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The information contained in Items 4 and 6 of the Schedule 13D is hereby supplemented by the following:

     On September 5, 1997, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with Graham-Field Health Products, Inc., a Delaware corporation ("Acquiror"), and GFHP Acquisition Corp., a Delaware corporation ("Acquiror Sub"), pursuant to which Acquiror Sub will merge with and into the Issuer (the "Merger"). Assuming the Merger occurs, each issued and outstanding share of the Common Stock of the Issuer will be converted into shares of common stock of the Acquiror, as set forth in and subject to the terms of the Merger Agreement.

         In connection with the Merger Agreement, the Reporting Persons entered into that certain Stockholders Agreement, dated as of September 5, 1997 (the "Stockholders Agreement"), with the Acquiror, BIL (Far East Holdings) Limited, a Hong Kong corporation, BIL Securities (Offshore) Ltd., a New Zealand corporation, and Irwin Selinger. Pursuant to the Stockholders Agreement, the Reporting Persons have agreed, subject to various conditions set forth in the Stockholders Agreement, to vote all of their shares of the Common Stock of the Issuer in favor of the Merger and the Merger Agreement and against any other proposal with respect to a merger, consolidation or other business combination, or any acquisition or similar transaction involving the purchase of all or any significant portion of the Issuer's assets or capital stock.

     The Stockholders Agreement also provides that, following the Effective Time, and for as long as the Restricted Group (which includes the Reporting Persons) beneficially owns Outstanding Voting Securities representing 5% or more of the Voting Power of all Outstanding Voting Securities (as such capitalized terms are defined in the Stockholders Agreement), the Restricted Group shall have the right to designate a member of the Board of Directors of the Acquiror and, subject to certain exceptions set forth therein, the Restricted Group shall vote the Voting Securities of Acquiror in accordance with the recommendation of Acquiror's Board of Directors in connection with certain matters. The Stockholders Agreement also provides restrictions on the ability of members of the Restricted Group to directly or indirectly assign, sell, pledge, hypothecate or otherwise transfer or dispose of their shares of the common stock of the Acquiror. Additionally, the Restricted Group will be subject to certain restrictions following the Effective Time with respect to their ability to acquire additional shares of capital stock of the Acquiror. The Stockholders Agreement terminates upon the earlier to occur of (i) the termination of the Merger Agreement, (ii) the mutual written consent of the Reporting Persons and the Acquiror, (iii) such time as the Restricted Group beneficially owns less than 5% of the Voting Power of all Outstanding Voting Securities, and (iv) upon a Change of Control (as such capitalized terms are defined therein). A complete copy of the Stockholders Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference.

         The Reporting Persons and the Acquiror also have entered into a Registration Rights Agreement, dated as of September 5, 1997 (the "Registration Rights Agreement"). The Registration Rights Agreement sets forth the rights of the members of the Restricted Group to have their shares of Registrable Securities (as defined therein) registered for sale by the Acquiror under certain circumstances. A complete copy of the Registration Rights Agreement is attached hereto as Exhibit 2 and is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Stockholders Agreement, dated as of September 5, 1997 by and among the Reporting Persons, Graham-Field Health Products, Inc., BIL (Far East Holdings) Limited, BIL Securities (Offshore) Ltd., and Irwin Selinger

Exhibit 2 Registration Rights Agreement, dated as of September 5, 1997 by and among Graham-Field Health Products, Inc. and the Reporting Persons

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    September 8, 1997


                                       /s/ J. B. Fuqua
                                       -----------------------------------------
                                       J. B. FUQUA


                                       /s/ J. Rex Fuqua
                                       -----------------------------------------
                                       J. REX FUQUA



                               FUQUA HOLDINGS, INC.

                                  By:  /s/ J. Rex Fuqua
                                       -----------------------------------------
                                Name:  J. Rex Fuqua
                                       -----------------------------------------
                               Title:  President
                                       -----------------------------------------



                               FUQUA HOLDINGS - I, L.P.

                                  By:  FUQUA HOLDINGS, INC., its General Partner

                                  By:  /s/ J. Rex Fuqua
                                       -----------------------------------------
                                Name:  J. Rex Fuqua
                                       -----------------------------------------
                               Title:  President, Fuqua Holdings, Inc.
                                       -----------------------------------------



                               THE JENNIFER CALHOUN FUQUA TRUST

                                  By:  /s/ J. B. Fuqua
                                       -----------------------------------------
                                Name:  J. B. Fuqua
                                       -----------------------------------------
                               Title:  Trustee
                                       -----------------------------------------

                               THE LAUREN BROOKS FUQUA TRUST

                                  By:  /s/ J. B. Fuqua
                                       -----------------------------------------
                                Name:  J. B. Fuqua
                                       -----------------------------------------
                               Title:  Trustee
                                       -----------------------------------------



                               THE J. B. FUQUA FOUNDATION, INC.

                                  By:  /s/ J. B. Fuqua
                                       -----------------------------------------
                                Name:  J. B. Fuqua
                                       -----------------------------------------
                               Title:  Chairman/President
                                       -----------------------------------------

                                EXHIBIT INDEX



EXHIBIT                                DESCRIPTION
- -------                                -----------

1 Stockholders Agreement, dated as of September 5, 1997 by and among the Reporting Persons, Graham-Field Health Products, Inc., BIL (Far East Holdings) Limited, BIL Securities (Offshore) Ltd., and Irwin Selinger

2 Registration Rights Agreement, dated as of September 5, 1997 by and among Graham-Field Health Products, Inc. and the Reporting Persons